Filed Pursuant to Rule 433

Registration Statement No. 333-285508

June 2, 2025

News

FOR IMMEDIATE RELEASE

BMO Announces Upcoming Ticker Symbol Change for MicroSectorsTM FANG+™ 3× Leveraged ETNs

NEW YORK, June 2, 2025 – Bank of Montreal (“BMO”) today announced its plan to change the ticker symbol for the MicroSectors™ FANG+™ 3× Leveraged ETNs due February 17, 2045, CUSIP: 063679385 (the “ETNs”). The ETNs are currently listed on the NYSE Arca, Inc. under the ticker symbol “FNGB.”

The current and expected ticker symbols for the ETNs are listed in the table below. These changes are expected to be effective at the open of trading on June 24, 2025.

ETN Title	CUSIP	Current ETN Ticker Symbol	New ETN Ticker Symbol
MicroSectors™ FANG+™ 3× Leveraged ETNs	063679385	FNGB	FNGU*
*BMO is reusing the “FNGU” ticker symbol for its new FNGB ETNs after the required “cooling off” period set forth under NYSE Arca, Inc.’s guidelines.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the ETN Prospectus (as defined below).

Disclosures

The ETNs are not intended to be “buy and hold” investments, and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged long exposure to the performance of the gross total return version of the NYSE FANG+® Index (the “Index”) on a daily basis, before taking into account the negative effect of the fees and charges. However, due to the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long investment in the Index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives, and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intra-day basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the Index, and returns on the ETNs may be negatively impacted in complex ways by the volatility of the Index on a daily or intraday basis. It is possible that you will suffer significant losses in the ETNs even if the long-term performance of the Index is positive. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide exposure to the leveraged performance of the Index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

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For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the pricing supplement and related documents that we have filed with respect to the ETNs (collectively, the “ETN Prospectus”). Investors should review the ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (“ETPs”). With over $6 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of stocks and market sectors. REX continues to drive innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, options-based income strategies, and unique crypto exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

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About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of April 30, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

The NYSE FANG+® Index is a product of ICE Data Indices, LLC (“ICE Data”) and is used with permission. ICE® is a registered trademark of ICE Data or its affiliates. NYSE® is a registered trademark of NYSE Group, Inc., an affiliate of ICE Data and is used by ICE Data with permission and under a license. ICE Data and its Third Party Suppliers accept no liability in connection with the use of the NYSE FANG+® Index or marks. See the applicable ETN Prospectus for a full copy of the Disclaimer.

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The indices have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the indices to track general stock market performance.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.

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